Exhibit 99.3

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”), prepared as of March 28, 2018, should be read in conjunction with December 31, 2017 audited consolidated financial statements and notes thereto of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”).  These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

OUR MISSION AND OUR BUSINESS

Lithium Americas is a Canadian-based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project, located in Jujuy Province of Argentina, and the Lithium Nevada project (formerly the Kings Valley project), located in north-western Nevada, USA. The Company is also a manufacturer of organoclay products from its Fernley, Nevada plant.

Our mission is to provide the enabling minerals for better energy solutions through our Lithium business. Lithium-ion technology for energy storage is at the forefront of an environmental shift towards clean energy, and the Company intends, through its Cauchari-Olaroz and Lithium Nevada projects, to supply the critical element for this energy sector transformation.

On March 28, 2016, the Company entered into an agreement with SQM POTASIO S.A., a subsidiary of Sociedad Quimica y Minera de Chile S.A. (“SQM”) to form a 50/50 joint venture (the “Joint Venture”) to develop the Cauchari-Olaroz project.  The Cauchari-Olaroz project is a lithium brine project.

The Lithium Nevada project is 100% owned by the Company and is a clay-based lithium project. It has been the subject of extensive exploration and processing development work.  The Company has recently expanded its technical and project development team, with a vision of building a world-class lithium products operation. Current efforts are focused on the development of a pre-feasibility study expected to be filed at the end of the second quarter of 2018 which includes updating and finalizing a geological model for a prospective mine operation using geological assay data collected in 2017, development of novel process technologies and associated flow sheets, designing the mine, plant and infrastructure facilities, and advancing relevant permitting processes.

In addition, the Company’s wholly-owned subsidiary RheoMinerals Inc. (“RheoMinerals”) operates an organoclay plant located in Fernley, Nevada, USA and manufactures specialty organoclay products (“RheoMinerals products”), derived from clays.  RheoMinerals products are used by the oil and gas industry as specialty viscosifier additives for drilling fluids and in other sectors.

The Company’s head office is located at Suite 1150-355 Burrard Street, Vancouver, BC, Canada, V6C 2G8.  The Company trades in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange under the symbol "LAC". The Company operates in the United States through its wholly owned subsidiaries, Lithium Nevada Corp. and RheoMinerals Inc. and in Argentina through a Joint Venture company Minera Exar S.A. (“Minera Exar”).  Additional information relating to the Company is available on SEDAR at www.sedar.com.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

2017 HIGHLIGHTS

Project development and operations

Cauchari-Olaroz:

•

US$48.6 million has been advanced to Minera Exar in 2017 by the joint venture partners (including US$24.3 million by the Company) in the form of loans and equity contributions to fund exploration, construction and development.

•

Development activities continue with the advancement of detailed engineering, camp construction, design and supplies purchases. Engineering for the infrastructure is close to 50% completed and scheduled to be completed in the first half of 2018, followed by plant design later this year. Evaporation pond construction has begun, and the filling of the ponds is planned to begin in the second half of the year. Earth works, production well drilling and hydrological testing are underway.

•

Minera Exar’s board has recently reviewed the progress of the Cauchari-Olaroz Project development. As a result of additional work required on wellfield optimization and an updated pond construction/filling schedule, it has updated the targeted development timeline, with first production expected to commence in 2020.

•

In May 2017, a National Instrument 43-101 (“NI 43-101”) technical report that summarizes the Stage 1 DFS (as defined further) was filed on SEDAR (http://www.sedar.com) and an updated technical report was filed on January 17, 2018. The Company’s share of the expected capital expenditures for the construction of Stage 1 of the Cauchari-Olaroz project is approximately US$212.5 million before value-added taxes (“VAT”) taxes and working capital.

Lithium Nevada:

•	Assembled an experienced technical team with backgrounds in permitting, lithium processing, exploration, mining and down-stream battery technology.
•	Successfully completed the 2017 exploration program on time and budget, including drilling, seismic work and geological mapping.
•	Advancing a scalable process to extract lithium products from lithium-bearing claystone.
•	Engaged the Advisian WorleyParsons Group (“WorleyParsons”) to complete a NI 43-101 Preliminary Feasibility Study (PFS) by the end of the second quarter of 2018.
•	Approved budget of US$10.5 million through to Q3 2018.
•	Considering potential partnership and financing scenarios that will advance the Lithium Nevada project.

RheoMinerals:

•

RheoMinerals has experienced a growth in sales to oilfield service companies since the start of commercial operations at Fernley plant in Nevada in April 2016. The sales for the year ended December 31, 2017 reached US$4.3 million (2016 period - US$1.2 million).

•	RheoMinerals continues the development of new environmental and other products.
•

The Company received US$0.5 million progress and expenses reimbursements payments under the “Technical Assistance and Royalty Agreement” with Delmon Co Ltd. Construction of a plant by Delmon in Saudi Arabia as contemplated under the agreement is advancing and expected to be completed in 2018. The Company is entitled to a net profit and gross profit royalties from the future production of the plant.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

Finance

•

In February 2018, the Company filed a final short form base shelf prospectus in each province of Canada, other than the Province of Quebec, to qualify the distribution, from time to time over a 25-month period, of up to US$500 million of the Company’s debt and equity securities. The Company also filed a corresponding shelf registration statement with the SEC on Form F-10 under the Multijurisdictional Disclosure System. While the Company has no immediate plans to raise capital, the shelf prospectus provides financial flexibility and the ability to efficiently access capital markets as the Company pursues future growth opportunities in Argentina, Nevada and elsewhere.

•

As at December 31, 2017, the Company had US$55.4 million in cash and cash equivalents.  As a result of the closing of the Ganfeng Lithium and Bangchak investment agreements, the Company has US$205 million in undrawn debt facilities to finance its share of capital expenditures in the Minera Exar Joint Venture.

•

In July 2017, the Company closed the investment agreement (“Bangchak investment agreement”) with BCP Innovation Pte Ltd., a wholly-owned subsidiary of Bangchak Corporation Public Company Limited (“Bangchak”). Pursuant to the Bangchak investment agreement, Bangchak has agreed to provide Lithium Americas with an aggregate of approximately US$113 million in equity and debt financing primarily to fund a portion of the Company’s share of construction costs for the Cauchari-Olaroz lithium project.  The parties also executed an investor rights agreement pursuant to which a nominee of Bangchak is entitled to be appointed to the Board of Directors.

•

On June 7, 2017, the Company announced the closing of the investment agreement (“Ganfeng Lithium investment agreement”) with GFL International Co., Ltd., a wholly-owned subsidiary of Jiangxi Ganfeng Lithium Co., Ltd. (“Ganfeng Lithium”). Pursuant to the investment agreement, Ganfeng Lithium agreed to provide Lithium Americas with an aggregate of approximately US$172 million in equity and debt financing. The parties also executed an investor rights agreement pursuant to which a nominee of Ganfeng is entitled to be appointed to the Board of Directors.

Corporate

•

In January 2018, the Company announced that it had received approval for the listing of its Common Shares on the NYSE. The Common Shares opened for trading on the NYSE on January 25, 2018. In connection with the U.S. listing, the Company effected a consolidation of its outstanding Common Shares on the basis of one new common share for every five outstanding Common Shares, effective November 8, 2017.

•

In November 2017, Jean Fraser was appointed to Lithium Americas’ Board of Directors. Ms. Fraser has had a distinguished legal career as a partner and leader at Osler, Hoskin & Harcourt LLP, a pre-eminent Canadian law firm.

•

In August 2017, the Company appointed Alexi Zawadzki as the President of North American Operations.  Alexi has over 20 years of experience developing and constructing mining and energy projects across North and South America, in addition to the management of technical teams and business units.

•	In July 2017, the Company appointed Chaiwat Kovavisarach, the CEO of Bangchak, to the Board of Directors.
•

In June 2017, Gary Cohn, Wang Xiaoshen and Jonathan Evans waere appointed to Lithium Americas’ Board of Directors.  Mr. Cohn was previously employed with Magna International Inc. overseeing mergers and acquisitions.  Mr. Wang is Vice Chairman and Executive Vice President of Jiangxi Ganfeng Lithium Co. Ltd. Mr. Evans has more than 20 years of operations and general management experience and was previously Vice President and GM for the Lithium Division at FMC Corporation.

•

In May 2017, Gabriel Rubacha was appointed President of South American Operations. Mr. Rubacha is a director of Lithium Americas and was previously the Commercial Director of Techint Engineering and Construction S.A.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

DESCRIPTION OF BUSINESS

Cauchari-Olaroz Project, Jujuy Province, Argentina

The Joint Venture is governed by a Shareholders Agreement which provides for (i) equal representation by the Company and SQM on its Shareholders’ Committee, (ii) unanimous approval by the Company and SQM on budgets and timing of expenditures, (iii) the right to purchase a 50% share of the production and (iv) buyout and termination provisions in the event that SQM chooses not to proceed with the project.

Project Development Status

•	In March 2017, the parties completed a mine plan and feasibility study on the Cauchari-Olaroz Project for a mining operation producing 25,000 TPA of lithium carbonate over a 40 year mine life.
•

In 2017, the Company and SQM assembled a team to lead the project development with SQM providing specialists for engineering and construction of the project. The team has numerous years of experience and a proven track record of developing similar type lithium brine deposits.

•	In 2017, Minera Exar initiated detailed engineering work with engineering for the infrastructure close to 50% completed and will commence the plant design later this year.
•

Minera Exar has also started construction activities, with earth works, roads and platforms for the wellfields well underway. There are currently more than 400 people working in Argentina, including direct employees and contractors. A camp expansion that will accommodate approximately 460 personnel during the construction phase of the project is well-advanced, with the first half already commissioned, and the remaining half scheduled to be commissioned in early April 2018.

•

Pond layout and design is also complete. A contractor is mobilized at site and pond construction activities started in early February 2018, which should allow Exar to start filling ponds commencing in the second half of 2018.

•

Early procurement contracts have been signed and bids were received for the critical items, in accordance with the project schedule in order to be able to have vendor data to progress engineering. Engineering for the gas pipeline is underway and should be completed during second quarter 2018. Proposals for engineering, procurement and construction of gas pipelines and solar generation facilities were requested and are expected to be received in the first half of 2018.

•

Minera Exar’s board has recently reviewed the progress of the Cauchari-Olaroz Project development. As a result of additional work required on wellfield optimization and an updated pond construction/filling schedule, it has updated the targeted development timeline, with first production expected to commence in 2020. Production wells are under construction, in accordance with this revised timeline. Further updates to the development plan may occur from time to time as work progresses.

Permitting

Minera Exar has completed numerous environmental studies to support the establishment of Cauchari-Olaroz’s environmental baseline. Environmental evaluations have been performed for each stage of the project: construction, operation and closure. An Environmental Impacts Report for the exploitation phase was originally presented in connection with the mine plan under the initial reserve estimate and mine plan LAC completed on the Cauchari-Olaroz in 2012 (“Initial Feasibility Study”), and was later modified to accommodate the current mine plan.

The update to the Environmental Impacts Report for Exploitation for the Cauchari-Olaroz Project based on a 25,000 TPA rate of production and in the manner contemplated in the Stage 1 DFS (as defined further), was approved by the relevant provincial regulatory authorities in the latter half of 2017. Minera Exar has also received approval for the construction of the Cauchari-Olaroz Project from the agency in Jujuy tasked with assessing the impact and benefits to the province of any proposed lithium project.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

The surface rights of the area subject to exploitation are owned by local aboriginal communities. Minera Exar signed contracts with each aboriginal community to have the right to explore the property and for surface use, water use, transit, and building ponds and facilities. Most of these contracts also cover development and mining operations by Minera Exar. For those contracts in which development and mining are not specifically addressed, Minera Exar is working with the relevant community to extend the coverage of the contract to those areas. Minera Exar has also agreed to support local communities through a number of infrastructure and education programs.

Workforce

Minera Exar’s office in Jujuy is coordinating recruitment and other human resource initiatives in the regional community. Considering the Company’s commitment to the local communities, numerous local service providers were engaged to provide services to Minera Exar and a training program is in place, providing operations training to people in the local communities. A proactive approach was taken to develop a training program for positions to be filled during construction and operations, which includes manuals, practice activities at site and visits to SQM’s Atacama site.

JEMSE Arrangement

During 2012 Minera Exar granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and provide management services as required to develop the project.

If the conditions are met and it exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project. These funds will be loaned to JEMSE by the shareholders of Minera Exar and will be repayable out of one‑third of the dividends to be received by JEMSE over future years from the project.  The distribution of dividends to JEMSE and other shareholders in the project will only commence once all annual commitments related to the project’s debt have been met.

Highlights of the Stage 1 DFS

On March 29, 2017 the Company announced results of a Definitive Feasibility Study (the "Stage 1 DFS") on the first stage of the Cauchari-Olaroz project.

Unless otherwise stated, all figures are quoted in U.S. dollars ("$") and are reported on a 100% equity project basis.

•	Average annual production of 25,000 tonnes of battery-grade lithium carbonate over a 40-year project life
•	Estimated construction capital cost of $425 million, before working capital and VAT
•	Average operating costs of $2,495/t for producing battery-grade lithium carbonate
•	Average annual EBITDA of $233 million, after-tax NPV of $803 million (at a 10% discount rate) and after-tax IRR of 28.4% assuming a sale price of $12,000/t of battery-grade lithium carbonate sold
•	Creation of at least 260 permanent jobs during the 40 years of operations and employment of at least 800 people during the 2-year construction period
•	Government confirmation of all necessary permits to commence construction and operate.

The Joint Venture is pursuing a development plan at the Cauchari-Olaroz project for production capacity of 50,000 tonnes per annum ("tpa") of battery-grade lithium carbonate (“Li2CO3”) in two stages, with each stage consisting of 25,000 tpa of Li2CO3. The Stage 1 DFS covers the first stage (“Stage 1”) and the plant for Stage 1 has been engineered to integrate production from the second stage (“Stage 2”). No estimated mine plan, financial results or reserve estimate associated with Stage 2 are included in the Stage 1 DFS.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

The results of the Stage 1 DFS are provided below:

Cauchari-Olaroz Stage 1 DFS Results

Stage 1 DFS
Lithium carbonate price	$12,000/t Li2CO3
Average annual production	25,000 tpa Li2CO3
Expected project life	40 years
Project capital costs	$425 million
Operating costs	$2,495/t Li2CO3
Average annual EBITDA	$233 million
Pre-tax NPV 10% discount	$1,266 million
After-tax NPV 10% discount	$803 million
Pre-tax IRR	34.0%
After-tax IRR	28.4%
Payback period	3 years, 5 months

Detailed technical information on the Cauchari-Olaroz Project can be found in a technical report that was filed with the securities regulatory authorities in each of the provinces of Canada on January 17, 2018, entitled “NI 43-101 Technical Report Updated Feasibility Study Reserve Estimation and Lithium Carbonate Production at Cauchari-Olaroz Salars, Jujuy Province, Argentina” (the “Cauchari TR”). The Cauchari TR has an effective date of March 29, 2017. The Cauchari TR is filed on SEDAR (http://www.sedar.com) and on the Company’s website (http://www.lithiumamericas.com).

Project Financing

In 2017, the Company closed two financings with Ganfeng Lithium and with Bangchak. Between the two financings, Lithium Americas raised approximately $285 million in debt and equity, putting it with a strong financial position to fund its remaining share of Cauchari-Olaroz’ capital costs, alongside its joint venture partner, SQM. See further details on the project financings in section Liquidity and Capital Resources below.

Political and Economic Changes in Argentina

The Argentine economy underwent significant positive changes in late 2015, 2016 and 2017 as a result of measures that the new government has taken to reduce or remove controls and restrictions on capital flows.  Since taking office in December 2015, President Mauricio Macri has moved swiftly to appoint a business-friendly cabinet and implement a series of major fiscal, political and regulatory policy measures.  President Macri lifted foreign exchange controls that had been in place since 2011, and abolished export taxes on many agricultural and industrial goods, including lithium.  Additionally, the Province of Jujuy, where the project is located, is very supportive for the development of the project.

Argentina enacted comprehensive tax reform (Law No. 27,430 (the Law)), through publication in the Official Gazette on 29 December 2017. The Law is generally effective 1 January 2018. Specifically, the Law introduces amendments to corporate income tax, personal income tax, value added tax (VAT), tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels, and tax on the transfer of real estate. It also establishes a special regime comprising an optional revaluation of assets for income tax purposes.  The reform, coupled with an agreement with Argentina’s provinces to reduce regional sales taxes, are expected to reduce the Company’s tax burden and improve the efficiency of the taxation system.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

Lithium Nevada Project, Nevada, USA

The Company is developing the 100% owned Lithium Nevada project, a clay-based lithium property located in the McDermitt Caldera of Nevada, through its wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”). Building on years of exploration and testing, a Preliminary Feasibility Study (the “PFS”) compliant with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) on the Lithium Nevada project is expected to be complete in the end of the second quarter of 2018 to demonstrate the economic potential of the project.

The Lithium Nevada project is advancing a chemical processing technology with the objective to produce lithium products from claystone. The flowsheet is designed to use leaching to liberate lithium from the ore, and to apply proven purification technology to produce high-quality lithium products. Leaching is believed to be advantageous when compared to previously considered processes as it avoids energy-intensive roasting, reduces tailings volume, and maximizes the recovery of lithium through commercially-available process technology. Test work is underway at a leading lithium manufacturing facility using a combination of laboratory and existing commercial production equipment. This approach accelerates the testing needed for a robust process design. Ongoing process test work is currently focused on refinement of the following aspects of the flowsheet: the characterization, comminution and beneficiation of ore; optimizing leaching and recovery conditions of lithium from claystone; and purification and production of high-value lithium products.

The Lithium Nevada project’s lithium-bearing claystone resource is near-surface and in some areas the overburden consists of hectorite clay, which has commercial value in other industries. Due to the soft nature of the claystone, conventional open pit mining using truck and shovel methods is contemplated with blasting not considered a requirement for day-to-day operations.

An exploration program was conducted in 2017 at the Lithium Nevada project (the “2017 Exploration Program”) which consisted of drilling and seismic work. The program was concluded on time and budget in mid-December 2017. The purpose of the 2017 Exploration Program was to increase the confidence of the identified resource, potentially expand the size of the resource, and better understand areas that are unconfined by drilling.

The Company resumed drilling the Zone 1 Lens (previously referred to as Stage 1 in the Company’s June, 2016 technical report entitled “Independent Technical Report for the Lithium Nevada Property, Nevada, USA”) in June 2017, drilling an additional 86 HQ (63.5 millimeter) diameter core holes totaling 6,852 meters in length. Evaluation of the historic data concluded that the highest probability of expansion was to the west of the known resource. Thirteen (13) holes were drilled to the northwest of the known resource area totaling 1,039 meters. Twenty-two (22) exploration holes (where no historical drilling has been conducted) totaling 2,052 meters were drilled south and along the eastern margin of the caldera to help understand the extent of the resource. Thirty-nine holes (39) designed to improve resource confidence in the previously identified resource area were drilled, totaling 3,438 meters. Three (3) holes drilled within the known resource for geotechnical work and nine (9) holes were drilled around the Lithium Nevada clay mine to provide clay samples for RheoMinerals test work. The drill holes were not assayed as the material was taken to determine the clay’s physical properties.

In 2017, the Company completed five (5) seismic geophysical lines surveyed in the Zone 1 Lens. The first line surveyed in July was to test the suitability of the technology on the clay deposit. The results were promising, thus, four more lines were commissioned. Of these, three lines laid out to determine the subsurface shape of the caldera to guide drilling exploration. The fourth line was designed to determine the depth to the basement rock from the known resource area to the east where drilling shows the basement is over 200 meters below the surface. Seismic work will be analyzed with the drilling data obtained from the 2017 Exploration Program to better understand the geological structures in areas unconfined by drilling to the east of Zone 1 of the Lithium Nevada project. Additional exploration is anticipated in 2018.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

Mineral Resource Statement for Zone 1 (as of May 31, 2016)(1)(2)

Category	Tonnage (000 t)	Avg. Li (ppm)	Avg. Li (%)	Avg. Li2O (%)	LCE (000 tonnes)
Measured	50,753	3,120	0.312	0.67	843
Indicated	164,046	2,850	0.285	0.61	2,489
Measured and Indicated	214,799	2,910	0.291	0.624	3,332
Inferred	124,890	2,940	0.294	0.63	1,954

Notes:

1. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves.

2. Resources presented at a Li% 0.20 [0.431 % Li2O] cut-off grade which was determined using the following economic assumptions: US$3.36 Li carbonate/lb; 87.2% metallurgical recovery; US$66/tonne ore processed; US$2.75/tonne material moved.

The PFS is expected to be completed by the end of the second quarter of 2018. The Advisian WorleyParsons Group (“WorleyParsons”) has been appointed to lead the PFS and project design. WorleyParsons is a global full-service engineering firm with experience in lithium project design, construction, and preparing NI 43-101 compliant reports. WorleyParsons will focus on project infrastructure, mineral processing and metallurgical testing, capital and operating costs and project economics. Mining Plus Pty Ltd., a sub-contractor to WorleyParsons, will focus on potential mineral reserve estimates and mining methods. Mining Plus is a fully integrated global mining consultancy that has experience in open pit mining, including the development and operation of large-scale lithium mining projects in Australia.

In 2017, the Company expanded its technical team to include lithium processing specialists and geologists to 1) define and optimize processing technologies to produce battery-grade lithium products, and 2) expand the resource size with a focused exploration program with the objective of developing a new PFS.

Lithium Americas’ Board of Directors have approved a budget of US$10.5 million to fund the Lithium Nevada project through to Q3 2018. In addition, the Company is considering future strategic partnership/financing alternatives to collaborate and develop the Lithium Nevada project.

Below summarized is current status of the project development:

Metallurgical Process Development

•	Lithium Nevada has expanded the Nevada Project Team with experienced chemical engineers, geologists and permitting specialists.
•

Lithium Nevada is optimizing its lithium processing technology to ensure the most efficient manufacturing of specialty lithium products. The flowsheet is designed to: (1) use leaching to liberate lithium from the ore, and (2) apply proven purification technology to produce high-quality lithium products.

•

Bench test work has been successfully completed at a leading lithium manufacturing facility. Optimization and pilot testing work will continue. This approach was chosen to accelerate the testing needed for a robust process design and provides options for future strategic partnerships.

•	Ongoing process test work is currently focused on refinement of the following aspects of the flowsheet:
•	comminution and beneficiation of the ore;
•	optimizing leaching and recovery conditions of lithium products from claystone;
•	purification and production of high-value lithium products; and,
•	optimization of tailings composition for low-risk storage.
•	The process assembles and optimizes commercially-proven techniques in metallurgy in a novel configuration.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

Exploration

•

Further exploration drilling is planned for 2018.  Key activities include expansion drilling at the proposed pit area (to be defined in the upcoming PFS), step-out drilling and exploration of new target areas.

Permitting

•

To date, Lithium Nevada has performed more than 40 environmental baseline studies within the project area.  Additional baseline environmental surveys have commenced in early 2018 with the major mine plan permit application expected to be initiated in the second half of 2018.

•	A Plan of Operations is under development and will be completed later in 2018. The Plan of Operations is the first step towards obtaining a federal operations permit.
•	The permitting team has been expanded to include a senior Nevada-based permitting specialist.

Environmental Sustainability

•

Consistent with Lithium Americas’ focus on environmental sustainability, Lithium Nevada and the University of Nevada, Reno (“UNR”) Foundation have founded the Great Basin Sagebrush Restoration Fund (the “Fund”). The Fund’s mission is to improve sagebrush habitat through effective habitat rehabilitation methods. The Fund is administered by the UNR Foundation. Lithium Nevada has provided the seed financing to kick-start the long-term initiative and is entitled to one nominee on the Fund's board of directors. It is anticipated that other industry partners will participate and expand the research program.

Water

•

Lithium Nevada has existing fully-certificated water rights within the Quinn River Valley (located 25 km east of the proposed mine site at the Lithium Nevada project) totaling approximately 1,000 acre-feet annually, which is expected to be sufficient for a large-scale lithium mine and processing facility.  The point of diversion and use of the water rights will need to be transferred to the mine through a well-defined administrative process.

•	Water is available near the mine. A test well was successfully drilled in late 2017 which indicated sufficient flow rates for process water requirements. Water quality was also deemed to be good.
•

An independent groundwater study was completed by Schlumberger Water Services in 2012. An updated study has commenced in 2018 by Piteau and Associates, which includes the drilling of additional groundwater monitoring wells and piezometers and the installation of creek/spring monitoring gauges.

Public Relations

•	The Company has developed a stakeholder engagement strategy that includes early and transparent engagement, continuous communication and feedback in the design process, and community benefits.
•	As part of this strategy, the Company has assigned a Public Relations specialist to work with nearby communities.
•	The Company has provided education funding for three local schools in 2017, and will continue this engagement in 2018.

Anticipated Work Program and Timeline

•	Q2 2018 – complete PFS, including updated resource and reserve estimates.
•	H2 2018 – initiate major mine plan permitting and continue environmental baseline data collection.
•	H2 2018 – continue optimization, testing and design work.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

RheoMinerals Business

The organoclay plant, operated by the Company’s wholly-owned subsidiary RheoMinerals, located in Fernley, Nevada, was completed and ready for intended use on April 1, 2016.  Accordingly, sales and costs of sales are recorded in respect of these operations commencing April 1, 2016.  Prior to April 1, 2016, sales of organoclay product of $0.7 million were accounted for as a reduction of the capitalized costs of organoclay property, plant and equipment.  From April 1, 2016 to December 31, 2016 the Company reported $1.2 million in organoclay sales and $4.3 million during the year ended December 31, 2017. Most of RheoMinerals’ sales during the year ended December 31, 2017 were to oil and gas service sector customers.

In fiscal year 2016, RheoMinerals entered into a Technical Assistance and Royalty Agreement (the “Delmon Agreement”) with Delmon Co. Ltd., part of The Delmon Group of Companies (“Delmon”) in Saudi Arabia. Delmon has business interests spanning wide market segments of products and services, and is a leading local supplier of oilfield minerals and chemicals to Saudi Aramco.  Under this agreement, RheoMinerals will collaborate with Delmon in the design and construction of a manufacturing facility (the “Delmon Plant”) for specialty additives used in oil based drilling fluids. The initial product offering will include organophilic bentonite and organophilic lignite products.  RheoMinerals will receive $1.2 million ($0.6 million received) in progress payments upon Delmon achieving certain construction and operational milestones in addition to the reimbursements of expenses and costs of technical personnel.  Under the Delmon Agreement, RheoMinerals will also receive royalties from the future Delmon Plant production, including a 12.5% net profit royalty payable for 7 years from the manufacturing completion date (as defined in the Delmon Agreement) and a 3% gross profit royalty on new products payable for 7 years from the date of sale of any new product.  The new facility is expected to be commissioned in 2018.

Delmon Plant construction update:

•	Manufacturing plant commissioning estimated to begin in Q2, 2018.
•	Major equipment items including reactors, milling/drying systems and packaging line have been received and positioned in the plant.
•	Electrical work has commenced.
•	First draft of process control system submitted to electrical/controls contractor.
•	RheoMinerals collaborating with a Middle East leading oil producer to establish product performance certification protocol for organophilic leonardite products and organophilic bentonite products.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

SELECTED FINANCIAL INFORMATION

The following selected financial information is presented in thousands of US dollars, shares in thousands, unless otherwise stated and except per share amounts.

Share Consolidation

As authorized by its shareholders, as part of the NYSE listing process, the Company implemented a consolidation of its outstanding Common Shares effective from November 8, 2017 on the basis of one new common share for every five outstanding Common Shares. The share consolidation affected all issued and outstanding Common Shares, options and warrants. All information relating to basic and diluted earnings per share, issued and outstanding Common Shares, share options, restricted share units, deferred share units and warrants, and per share amounts in this report have been adjusted retrospectively to reflect the share consolidation.

Change in Fiscal Year End

The Company changed its fiscal year end from September 30 to December 31, effective 2016.  As a result, the comparative prior period is the fifteen months period ended December 31, 2016. The Company changed its year end in order to align it with the Joint Venture for reporting and planning purposes as well as to bring its financial reporting timetable in line with the other companies in the industry.

Selected Annual Financial Information

The following table provides a brief summary of the Company’s financial operations for the year ended December 31, 2017 (“FY 2017”), the fifteen months ended December 31, 2016 (“FY 2016”), and for the year ended September 30, 2015 (“FY 2015”).  For more detailed information, refer to the audited consolidated financial statements for the FY 2017, FY 2016, and FY 2015 which can be found on the SEDAR website (www.sedar.com).

	Year ended December 31, 2017	Fifteen months ended December 31, 2016	Year ended September 30, 2015
	$	$	$
Organoclay sales	4,290	1,154	-
Expenses	(28,320)	(17,612)	(6,603)
Net loss	(33,250)	(27,724)	(7,555)
Comprehensive loss	(31,240)	(28,945)	(8,121)
Loss per share - basic and diluted	(0.44)	(0.50)	(0.06)
Cash and cash equivalents	55,394	8,056	5,552
Loans to Joint Venture	11,479	-	-
Investment in Joint Venture	19,637	13,136	-
Total assets	113,491	45,301	68,541
Total long-term liabilities	(1,000)	(1,072)	(1,411)

The comparative December 31, 2016 period in the table is for fifteen months and is not comparable to the year ended December 31, 2017 due to the change in fiscal year end from September 30 to December 31, effective 2016.

The Company started to recognize revenues from organoclay sales on April 1, 2016, upon the organoclay plant achieving intended use status and sales have been increasing in 2017 as operations ramped up. Expenses and net loss have been increasing in the past three years primarily due to increases in exploration expenditures, stock-based compensation and general and administrative expenses as a result of increases in corporate activities and expansion of Lithium Nevada project development activities. Foreign currency differences on translation of Lithium Americas balances from Canadian dollar and Minera Exar operations from Argentinian peso to the US dollar presentation currency resulted in other comprehensive gains in 2017 and losses in the previous 2 years.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

Cash and cash equivalents increased in 2017 as a result of closing of equity financings with Ganfeng Lithium and Bangchak.  In 2016 the Company sold 50% of its equity interest in Minera Exar to SQM which resulted in a decrease in total assets. Investment in Joint Venture increased in 2017 as a result of contributions of the Company and SQM to advance construction activities.  Increase in Loans to Joint Venture and in Total assets is analyzed in Quarterly information below.

Quarterly Information

Selected consolidated financial information is presented as follows:

	2017				2016
	Q4	Q3	Q2	Q1	Q5	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$	$
Total assets	113,491	118,462	86,017	48,517	45,301	50,537	53,845	57,664	57,876
Exploration and evaluation assets	2,104	1,901	1,457	1,457	1,447	1,444	1,010	1,010	31,361
Investment in Joint Venture	19,637	7,981	7,507	11,649	13,136	16,074	17,673	18,163	-
Loans to Joint Venture	11,479	11,255	5,079	5,019	-	-	-	-	-
Property, plant and equipment	18,070	18,078	17,876	18,066	18,502	18,618	18,862	19,164	18,932
Working capital	57,494	73,804	50,923	9,620	8,593	11,260	13,384	13,667	2,532
Organoclay sales	452	1,059	1,612	1,167	534	452	168	-	-
Organoclay sales capitalized during the development stage	-	-	-	-	-	-	156	307	99
Expenses	(5,863)	(10,098)	(7,969)	(4,390)	(5,308)	(3,651)	(3,276)	(2,742)	(2,635)
Net loss for the period	(5,805)	(12,759)	(9,726)	(4,960)	(5,598)	(3,723)	(3,766)	(11,365)	(3,272)
Basic and diluted loss per common share	(0.01)	(0.03)	(0.03)	(0.02)	(0.01)	(0.01)	(0.01)	(0.03)	(0.01)

The Company’s total assets have been increasing through 2017 due to proceeds from financings offset by expenses incurred. The Company received $7,297 in Q1 2017 and $40,163 in Q2 2017 pursuant to an investment agreement with Ganfeng Lithium and $33,539 in Q3 2017 in accordance with the investment agreement with Bangchak.

In Q2 2016 the Company sold 50% of its share in Minera Exar and formed a Joint Venture with SQM which resulted in a decrease in exploration and evaluation assets and recognition of an investment in Joint Venture. The investment in the Joint Venture decreased in 2016 as a result of exploration expenditures at the Cauchari-Olaroz project, which were expensed in the Joint Venture’s income statement. The Company provided $5,000 loan to the Joint Venture in Q1 2017, followed by $6,000 loan in Q3 2017 and an equity contribution of $13,300 in Q4 2017 to finance development activities at Minera Exar. Effective July 1, 2017, the Joint Venture’s Cauchari-Olaroz project entered the development phase.  Accordingly, all costs directly attributable to the project are capitalized from that date.

Working capital increased in Q2, 2016 due to $13,333 receivable from the Joint Venture, which was formed on March 28, 2016. From Q2 2016 the working capital has been decreasing due to the exploration and general and administrative expenditures and in Q1 2017, in Q2 2017 and then in Q3 2017 the working capital increased due to closing of financings with Ganfeng Lithium and Bangchak. The working capital decreased in Q4 2017 as a result of an equity contribution into the Joint Venture of $13,300, exploration expenditures at Lithium Nevada and general and administrative expenditures.

The Company started to recognize revenues from organoclay sales on April 1, 2016, upon the organoclay plant achieving intended use status. The decrease in the Company’s sales in Q4 2017 compared to Q3 2017 was due to a decrease in oil drilling product orders. The Company considers that this decline is due to the timing of oilfield activities.

The increase in the Company’s expenses in Q3 2017 compared to Q2 2017 was primarily due to an increase in exploration expenditures incurred as a result of the increase in activity on the Lithium Nevada project, an increase in salaries, benefits, and directors’ fees expense due to executive bonuses awarded in Q3 2017, and an increase in stock-based compensation expense due to new stock options and restricted share grants in Q3 2017. The increase in the Company’s net loss in Q3 2017 was a result of the increase in expenses and higher foreign exchange loss due to the strengthening of the Canadian dollar against the US dollar during the period. The Company holds most of its cash in US currency. The increase in the Company’s expenses in Q2 2017 compared to Q1 2017 was primarily due to an increase in the Company’s share of loss in

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

the Joint Venture due to the increase in activity on the Cauchari-Olaroz project and to an increase in stock-based compensation expense due to new stock options and restricted share grants in Q2 2017. The increase in the Company’s expenses in Q5 2016, compared to Q4 2016 was mostly due to increase in consulting fees, legal expenses, marketing, and wages and salaries due to an increase in corporate activities and increase in the number of employees. In Q2 2016, the Company recorded a loss of $8,979 on the sale of 50% of its equity interest in Minera Exar to SQM mainly due to $15,098 of cumulative exchange differences (“CTA”) in Minera Exar which was reflected in the income statement upon sale.

Results of Operations – Year Ended December 31, 2017 Compared to the Fifteen Months Ended December 31, 2016

The following table summarises the key items that resulted in the increase in net loss for the year ended December 31, 2017 versus the fifteen months ended December 31, 2016:

Net loss, fifteen months ended December 31, 2016	$

(27,724)
Increase in organoclay sales	3,136
Increase in cost of sales	(3,482)
Increase in exploration expenditures	(891)
Decrease in organoclay research and development	113
Increase in general and administrative expenses	(848)
Increase in share of loss in Joint Venture	(863)
Increase in stock-based compensation	(8,219)
Increase in foreign exchange (loss)/gain	(4,110)
One-off convertible security accretion in 2016	806
One-off loss on sale of 50% interest in Minera Exar in 2016	9,015
Decrease in other income	(183)
Net loss, year ended December 31, 2017	(33,250)

Net loss for the year ended December 31, 2017 was $33,250 compared to $27,724 for the fifteen months ended December 31, 2016. The increase in the loss was mainly attributed to the increase in the stock-based compensation and increase in foreign exchange loss partially offset by a one-off loss on sale of the 50% interest in Minera Exar in 2016. Comprehensive loss for the year ended December 31, 2017 was $31,241 compared to $28,945 for the fifteen months ended December 31, 2016.

Organoclay Sales and Cost of Sales

The organoclay sales revenue in the period ended December 31, 2017 was $4,290 (2016 - $1,154), with related production costs of $4,565 (2016 - $1,497), depreciation expense of $764 (2016 - $476), and inventories write down of $774 (2016 - $648) resulting in gross loss from organoclay sales of $1,813 (2016 - $1,467). Increase in revenue and production costs is driven by significantly increased sales as the operations are ramping up.

Expenses

Exploration phase expenditures (which include drilling, feasibility study, metallurgical process development, permitting, engineering, environmental, geological and other expenses – refer to Note 13 of the Company’s audited financial statements for the year ended December 31, 2017) of $4,339 (2016 – $3,448) include expenditures incurred for the Lithium Nevada project of $3,868 (2016 - $2,472) and $471 (2016 - $976) in expenditures incurred directly by the Company related to the Cauchari-Olaroz project. The increase in the Company’s exploration expenditures from quarter to quarter is mostly due to advancing the Lithium Nevada project and the drilling campaign in the second half of 2017. Included in the Lithium Nevada expenditures is $170 (FY 2016 - $1,086) related to the lithium demonstration plant. Exploration expenditures related to the lithium demonstration plant decreased due to timing of the campaigns.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

Organoclay research and development costs are consistent from period to period and include costs of operating the research and development team and lab for new organoclay products development.

Loss from the Joint Venture of $4,850 (2016 - $3,987) represents the Company’s share of the Joint Venture expenses for the Cauchari-Olaroz project. Starting July 1, 2017 the Cauchari-Olaroz project entered into a construction phase with expenses related to the construction being capitalized.

Stock-based compensation of $11,412 (2016 - $3,193) is a non-cash expense and consists of the $4,423 estimated fair value of stock options vested during the period and the $6,989 fair market value of restricted shares. During the period ended December 31, 2017, the Company granted 3,085 stock options and 1,589 restricted shares to its directors, executive officers, and employees. The increase in this category was due to new stock options grants and restricted shares awards to the Company’s employees and officers and increase in the share price of the Company.

Included in General and Administrative expenses of $7,296 (2016 - $6,448) are:

-

Office expenses of $743 (2016 - $741) includes Vancouver, Reno, and Toronto office rent, insurance, IT, depreciation expense, telephone, and other related expenses and RheoMinerals general office expenses.

-

Professional fees of $926 (2016 - $886) consist of legal fees of $436 (2016 – $411), consulting fees of $256 (2016 - $294), public relations fees of $95 (2016 - $69), and accounting fees of $139 (2016 - $112).

-

Salaries and benefits of $3,746 (2016 - $2,619) include salaries, benefits, and bonuses for the Company’s employees and directors’ fees. The increase in salaries and benefits is due to hiring new employees in 2017 and awarding bonuses to the Company’s two senior executives upon completion of the Bangchak and Ganfeng Lithium financings in Q3 2017.

-	Travel and conferences expenses were $799 (2016 - $493). The increase is due to an increase in corporate activities.
-

Changes in all other general and administrative expenses categories are disclosed in Note 11 of the Company’s audited financial statements for the year ended December 31, 2017 and are due to the changes in corporate activities and the timing and changes in the investor relations and marketing activities.

Other Items

Foreign exchange loss in 2017 was $3,759 compared to a gain of $351 in 2016. The loss was caused by the effect of depreciation of US$ against CDN$ in 2017 on the cash proceeds from Bangchak and Ganfeng Lithium equity financings, which were held in USD in Lithium Americas Corporation which has CDN$ as a functional currency.

Other income in 2017 was $642 compared to $825 in 2016. Included in other income in 2017 are $522 progress and expenses reimbursement payments received under the Delmon Agreement offset by $112 expenses incurred related to the Delmon agreement, $400 interest income on cash, $240 interest income on the loan to the Joint Venture, offset by $400 of equipment write off at RheoMinerals. Included in other income during FY2016 are $300 proceeds received under the Delmon Agreement, $544 write off of the previously recorded provision for settlement of liability with the Company’s former officer, net of related legal and administrative costs.

During FY 2016, the Company realized a loss of $9,015 on the sale of 50% of its interest in Minera Exar to SQM on the formation of the Joint Venture mainly due to $15,098 of cumulative exchange differences (“CTA”) in Minera Exar which were recycled to the statement of loss.

During FY 2016, the Company recorded $806 convertible security accretion cost.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

Results of Operations – Three Months Ended December 31, 2017 Compared to the Three Months Ended December 31, 2016

The following table summarises the key items that resulted in the increase in net loss for the three months ended December 31, 2017 versus the three months ended December 31, 2016:

Net loss, quarter ended December 31, 2016	$
(5,598)
Decrease in organoclay sales	(82)
Decrease in cost of sales	286
Increase in exploration expenditures	(1,158)
Decrease in organoclay research and development	8
Increase in general and administrative expenses	(448)
Decrease in share of loss in Joint Venture	2,217
Increase in stock-based compensation	(1,176)
Increase in foreign exchange (loss)/gain	128
Increase in other income	17
Net loss, quarter ended December 31, 2017	(5,805)

Net loss for the three months ended December 31, 2017 was $5,805 compared to $5,598 for the three months ended December 31, 2016. The increase in the loss was mainly attributed to the higher exploration expenses at Lithium Nevada and higher stock-based compensation partially offset by the lower gross loss from organoclay sales and lower loss from the Joint Venture.

Organoclay Sales and Cost of Sales

The organoclay sales revenue in Q4 2017 were $452 (2016 - $534), with related production costs of $601 (2016 - $804), depreciation expense of $59 (2016 - $285), and inventory writedown of $442 (2016 - $299) resulting in gross loss from organoclay sales of $650 (2016 - $854).

Expenses

Exploration expenditures of $1,716 (2016 – $559) include expenditures incurred for the Lithium Nevada project. The increase in the Company’s exploration expenditures from quarter to quarter is mostly due to advancing the Lithium Nevada project and the drilling campaign in the second half of 2017.

Organoclay research and development costs are consistent from period to period and include costs of operating the research and development team and lab for new organoclay products development.

Loss from the Joint Venture of $398 (2016 – $2,615) represents the Company’s share of the Joint Venture losses for the Cauchari-Olaroz project. In July 2017, the Joint Venture’s Cauchari Olaroz project entered the development phase. Effective July 1, 2017, all costs directly attributable to the project are being capitalized. The Company’s share of the Joint Venture losses decreased in Q4 2017 compared to 2016 as the majority of costs were capitalized as project development costs.

Stock-based compensation of $1,683 (2016 - $507) is a non-cash expense and consists of the $1,407 estimated fair value of stock options vested during the period and the $276 fair market value of restricted shares. In Q4 2017 the Company granted 90 stock options and 20 restricted shares to its directors, executive officers, and employees. The increase in this category was due to new stock options grants and restricted shares awards to the Company’s employees and officers and increase in the share price of the Company.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

Included in General and Administrative expenses of $1,961 (2016 - $1,513) are:

-

Office expenses of $245 (2016 - $136) includes Vancouver, Reno, and Toronto office rent, insurance, IT, depreciation expense, telephone, and other related expenses and RheoMinerals general office expenses.

-

Professional fees of $355 (2016 - $302) consist of legal fees of $180 (2016 – $112), consulting fees of $97 (2016 - $114), public relations fees of $16 (2016 - $40), and accounting fees of $62 (2016 - $36).

-

Salaries and benefits of $653 (2016 - $575) include salaries, benefits, and bonuses for the Company’s employees and directors’ fees. The increase in salaries and benefits is due to hiring new employees in 2017.

-	Regulatory and filing fees were $294 (2016 - $3). The increase is due to the costs of registration of the Company on the NYSE.

Other items.

The Company recognized in Q4 2017 a foreign exchange gain of $397 (2016 – $269). The increase in the Company’s foreign exchange gain was due to the strengthening of the US dollar against the Canadian dollar and higher US$ denominated cash balance in the Q4 2017 period. The Company holds most of its cash in US currency.

Other income in Q4 2017 was $313 compared to $296 in 2016. Included in other income in Q4 2017 are $169 interest income on cash and $112 interest income on the loan to the Joint Venture. Included in other income in Q4 2016 are proceeds from transactions with Delmon.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Period ended December 31,
	2017 $	2016 $
Cash used in operating activities	(12,914)	(11,312)
Cash (used in)/provided by investing activities	(25,551)	10,530
Cash provided by financing activities	85,425	3,585
Effect of foreign exchange on cash	378	(299)
Change in cash and cash equivalents	47,338	2,504
Cash and cash equivalents - beginning of period	8,056	5,552
Cash and cash equivalents - end of period	55,394	8,056

As at December 31, 2017, the Company had cash and cash equivalents of $55,394 and working capital of $57,494 compared to cash and cash equivalents of $8,056 and working capital of $8,593 on December 31, 2016.

On January 27, 2017, pursuant to the Ganfeng Lithium investment agreement, the Company issued to Ganfeng 2,250 Common Shares at a price of CDN$4.25 per share, for an aggregate cash subscription of CDN$9,563 ($7,297). On June 7, 2017, the Company issued to Ganfeng an additional 12,750 Common Shares at a price of CDN$4.25 per share, for an aggregate cash subscription of CDN$54,188 ($40,163).

On July 14, 2017, pursuant to the Bangchak investment agreement, the Company issued to Bangchak 10,000 Common Shares at a price of CDN$4.25 per common share, for an aggregate cash subscription of CDN$42,500 ($33,539).

Financing costs of $1,755, related to the equity portion of the Ganfeng and Bangchak financings, were recorded as share issuance costs. Financing costs of $1,888, related to the debt portion of the Ganfeng and Bangchak financings, are deferred and will be amortized over the terms of the loans. $1,361 of these costs are included in accounts payable and accrued liabilities on December 31, 2017.

In January 2016, the Company received $3,500 from a non-brokered private placement of subscription receipts and incurred related costs of $42.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

In April 2016, the Company received $14,754, net of $246 transaction costs from the sale of 50% equity interest in Minera Exar.

The Company will require additional working capital to continue development of its organoclay business and for further development of its lithium projects.  The timing and the amount of RheoMinerals and Lithium Nevada expenditures are within the control of the Company due to its direct and sole ownership.  Pursuant to the agreements governing the Joint Venture on the Cauchari-Olaroz project, decisions regarding capital and operating budgets for the project require agreement between LAC and its Joint Venture partner, SQM.

The Company is in the development stage and as such, does not generate significant revenues from operations. The Company’s capital resources are determined by the status of the Company’s projects, and its ability to compete for investor support of its projects.  The Company’s access to financing is always uncertain. There can be no assurance that the Company will be successful in having continued access to significant equity and/or debt funding. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not now nor does it expect in the future to engage in currency hedging to offset any risk of currency fluctuations.

Financings

Ganfeng and Bangchak Investment Agreements

During the year ended December 31, 2017, the Company completed the closing of the investment agreement (the “Ganfeng Investment Agreement”) with GFL International Co., Ltd. (“Ganfeng”) and the investment agreement (the “Bangchak Investment Agreement”) with The Bangchak Petroleum Public Company Limited (“Bangchak”) through its wholly-owned subsidiary, BCP Innovation Pte Ltd (“BCPI”) for funding to advance the construction of the Cauchari-Olaroz lithium project in Jujuy, Argentina. Pursuant to these agreements, each of Ganfeng and Bangchak agreed to co-invest in the Company through a mixture of equity subscriptions and debt financing.

The investment agreements consisted of four key components:

•

An equity financing by each of Ganfeng and Bangchak.  Ganfeng subscribed for 15,000 Common Shares while BCP subscribed for 10,000 Common Shares at a price of CDN$4.25 per common share, for gross proceeds of approximately CDN$106,000 ($80,999).

•

A $205,000 credit facility agreement.  Under this agreement, each of Ganfeng and Bangchak have committed to advance $125,000 and $80,000 respectively, with proceeds to be used to fund the Company’s share of project development contributions for Stage 1 of the Cauchari-Olaroz project.  As of December 31, 2017, the Company has not drawn down on this credit facility.

•

Off-take entitlements in favour of Ganfeng and Bangchak for the purchase of up to 80% and 20% respectively, of the Company’s share of Cauchari-Olaroz Project Stage 1 lithium carbonate production at market prices. The off-take agreements each have a term of 20 years following commencement of commercial production.

•

Investor rights agreement.  The Company entered into an investor rights agreement with each of Ganfeng and Bangchak.  Pursuant to these agreements, Ganfeng and Bangchak each have the right to nominate one individual to the board of directors of the Company so long as they maintain a 15% or more interest in the Company’s issued share capital.  Each of Ganfeng and Bangchak have a participation right in connection with future financings to maintain a 17.5% interest and 16.4% interest respectively, so long as they maintain a 15% or more interest in the Company’s issued share capital.

The parties settled relevant agreements and satisfied all conditions over the course of the first half of 2017, and on July 14, 2017 completed the remaining equity subscriptions and entered into definitive agreements. The Company provided corporate guarantees, to both lenders, Bangchak and Ganfeng, in connection with the debt facility and provided first priority security interest to both lenders on all assets except the interest in Minera Exar. The credit facility agreements contain certain representations and warranties, restrictions, events of default, and covenants, customary for agreements of these types.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

Base Shelf Prospectus

On February 7, 2018, the Company filed a final short form base shelf prospectus in each province of Canada, other than the Province of Quebec, to qualify the distribution, from time to time over a 25-month period, of up to US$500 million of the Company’s debt and equity securities. The Company also filed a corresponding shelf registration statement with the SEC on Form F-10 under the Multijurisdictional Disclosure System. While the Company has no immediate plans to raise capital, the shelf prospectus provides financial flexibility and the ability to efficiently access capital markets as the Company pursues future growth opportunities in Argentina, Nevada and elsewhere.

Operating Activities

Cash used in operating activities during FY 2017, was $12,914 compared to $11,312 net cash used during FY 2016.  The significant components of operating activities are discussed in the Results of Operations sections.

Investing Activities

Investing activities consumed cash of $25,551 in FY 2017, compared to $10,530 cash invested during the FY 2016.  In 2017, the Company entered into two loan agreements and advanced $11,000 to Minera Exar. The rate of interest on the first loan with a principal amount of $5,000 is 12-month LIBOR plus 3% and is calculated on the basis of a 360-day year. The maturity date of the loan is two years following the drawdown date. The rate of interest on the second loan with a principal amount of $6,000 is 12-month LIBOR plus 10% and is calculated on the basis of a 360-day year. The maturity date of the loan is fifteen years following the drawdown date. The interest on both loans is accrued on a non–compounding basis. The loans will be used by Minera Exar for mining exploration or mining construction and development purposes. In Q4 2017, the Company made an equity investment in Minera Exar of $13,300. In the comparative 2016 period the Company received $14,661 pursuant to the Joint Venture agreement with SQM and placed $2,500 into an escrow deposit, $834 of which was released in 2017.  The remaining cash used in investing activities was for the additions to property, plant and equipment of $1,059 (2016 - $640) and additions to exploration and evaluation assets of $626 (2016 - $991).

Financing Activities

During FY 2017, the Company received $47,460 in connection with the Ganfeng investment agreement and $33,539 in connection with the Bangchak investment agreement and incurred costs related to equity portion of financings of $1,755, received $812 (2016 - $806) from the exercise of stock options and $5,540 (2016 - $1,149) from the warrant exercises.

In FY 2016, the Company received $3,500 from Bangchak subscription receipt financing and repaid the remaining balance of $1,653 related to convertible security note.

CURRENT SHARE DATA

As at the date of this report, the Company has 88,512 Common Shares issued and outstanding, 1,537 restricted shares, 63 deferred share units, and 5,394 stock options.

RELATED PARTY TRANSACTIONS

The Company`s 50%-owned joint venture Minera Exar entered in the following transactions with companies controlled by the family of the Company’s director, who is the President of Minera Exar S.A.:

-	Los Boros Option Agreement entered into with Grupo Minero Los Boros (See Note 5 in December 31, 2017 financial statements);
-	Construction services contract for Cauchari-Olaroz project with Magna Construcciones S.R.L. for $2,411 (the Company’s portion is $1,206).

In 2017 Minera Exar paid director’s fee of $75 to its President, who is also the director of the Company.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

Compensation of Key Management

Up to August 14, 2017, the Company paid its non-executive directors a base annual fee of $35 per year and an additional $5 per year to a Committee Chair, $10 to the Company’s Audit Committee Chair, and $25 to the Company’s Board Chair.  In addition, the Company paid $1 per meeting in cash for Board meetings in excess of six meetings per year.

Effective August 14, 2017, the Company revised the remuneration of its non-executive directors to a base annual fee of $80 per year and an additional $18 per year to the Company’s Audit Committee Chair, $13 to the Company’s other Committee Chairs, and $40 to the Company’s Board Chair. In addition, the Company will pay $1 per meeting in cash for Board meetings in excess of six meeting per year. The fees will be settled through a combination of cash and the issuance of DSUs with each board member obligated to receive a minimum of 50% and a maximum of 100% of all such compensation in DSUs.

The remuneration of directors and members of the executive management team included:

	For the year ended December 31,	For the fifteen months ended December 31,
	2017 $	2016 $
Stock-based compensation	2,507	895
Bonuses - cash	1,425	-
Bonuses - stock-based	6,000	1,499
Salaries, benefits and directors fees included in general and administrative expenses	1,707	1,901
Salaries and benefits included in exploration expenditures	368	396
Salaries and benefits capitalized to Investment in the Joint Venture	127	-
	12,134	4,691

Amounts due to directors and members of the executive management team were as follows:

	As at December 31, 2017	As at December 31, 2016
	$	$
Non-executive directors' fees	251	174
President	14	115
Non-executive director of the Company and the President of Minera Exar S.A	-	37
CFO	-	30
CEO	-	44
Senior Vice-President, Project Development	-	6
Chief Technical Officer	-	5
Total	265	411

There were no contractual or other commitments from the related party transactions.  The amounts due to related parties are unsecured, non-interest bearing and have no specific terms for repayment.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

CONTRACTUAL OBLIGATIONS

As at December 31, 2017, the Company had the following contractual obligations:

	Not later than 1 year $	Later than 1 year and not later than 5 years $	Later than 5 years $	Total $

Rent of office spaces	276	310	-	586
Promissory note for RheoMinerals plant	172	689	101	962
Equipment finance leases	52	49	-	101
Total	500	1,048	101	1,649

The Company`s other obligations and commitments related to royalties, option payments and annual fees to the aboriginal communities are disclosed in Notes 5 and 7 of the Company’s December 31, 2017 audited consolidated financial statements and will only be incurred if the Company continues to hold the subject property, starts production or exercises the Los Boros Option Agreement entered into with Grupo Minero Los Boros. The Company has US$205 million of available undrawn credit facilities as at December 31, 2017 available to finance its share of the capital costs of the Minera Exar Joint Venture.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.  Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into one of two categories: loans and receivables, or other financial liabilities.  All financial instruments are initially measured in the statement of financial position at fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Subsequent measurement and changes in fair value will depend on their initial classification.  Loans and receivables and other financial liabilities are measured at amortized cost.

Cash and receivables and short-term restricted cash have been designated as loans and receivables and are included in current assets due to their short-term nature. Loans to the Joint Venture and long-term restricted cash have been designated as loans and receivables and are included in non-current assets due to their long-term nature. The Company’s other financial liabilities include accounts payable and accrued liabilities, long-term borrowing, convertible security obligation, and obligations under finance leases.  Accounts payable, accrued liabilities, convertible security obligation, and the current portion of long-term borrowing and finance leases that is due within twelve months from the financial statement reporting date are included in current liabilities due to their short-term nature.  Long-term borrowing and obligations under finance leases are included in long-term liabilities due to their long-term nature.

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements related to the exploration and evaluation assets are disclosed in notes 5 and 7 of the Company’s audited consolidated financial statements for the year ended December 31, 2017.  The Company’s reclamation bond arrangement is disclosed below.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning provision that arose to date as a result of exploration activities is $249 for the Lithium Nevada project as at December 31, 2017. In December 2017, the Company’s $1,008 reclamation bond payable to the Bureau of Land Management was guaranteed by a third-party insurance company upon the issuance of Lithium Nevada clay mine project permit to the Company in 2014.  The bond guarantee is renewed annually and secured by the Company’s $150 security deposit.

SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgements

The preparation of the financial statements in conformity with IFRS requires judgments, estimates, and assumptions that affect the amounts reported.  Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting judgments pertain to accounting policies that have been identified as being complex or involving subjective judgments or assessments, as follows:

Commercial viability and technical feasibility of the Cauchari-Olaroz project

The application of the Company’s accounting policy for exploration and evaluation assets requires judgement in assessing when the commercial viability and technical feasibility of the Cauchari-Olaroz project has been determined, at which point the asset is reclassified to property, plant and equipment.  In the judgement of the Company, the commercial viability and technical feasibility of the Cauchari-Olaroz project has been demonstrated effective July 1, 2017.

Impairment of long-lived assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets and investment in the Joint Venture requires judgment to determine whether indicators of impairment exist including information such as, the period for which the Company has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has performed an impairment indicators assessment on the Company’s exploration and evaluation assets and the investment in Joint Venture and has concluded that no impairment indicators exist as of December 31, 2017.

Impairment of property, plant and equipment

The application of the Company’s accounting policy for impairment of property, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, taxation, prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s property, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2017.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

Accounting Policies

Exploration and Evaluation Assets

Exploration expenditures not including the acquisition costs and claim maintenance costs are expensed as incurred until an economic feasibility study has established the presence of proven and probable reserves and development of the project has commenced, at which time exploration and development expenditures incurred on the property thereafter are capitalized. The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:

•	The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 (“NI 43-101”) have been identified through a feasibility study or similar document;
•	The status of environmental permits; and
•	The status of mining leases or permits.

Costs incurred relating to the acquisition and claim maintenance of mineral properties, including option payments and annual fees to maintain the property in good standing, are capitalized and deferred by property until the project to which they relate is sold, abandoned, impaired or placed into production.  After recognition, the Company uses the cost model for exploration and evaluation assets.

The Company assesses its capitalized mineral property costs for indications of impairment on each balance sheet date and when events and circumstances indicate a risk of impairment.  A property is written down or written off when the Company determines that an impairment of value has occurred or when exploration results indicate that no further work is warranted. Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral property development costs.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

Property, Plant and Equipment

On initial recognition, property, plant and equipment are valued at cost. Cost includes the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs. During the development and commissioning phase, pre-production expenditures, net of incidental proceeds from sales during this period, are capitalized to the asset under construction and equipment. Capitalization of costs incurred ceases when commercial production commences in the manner intended by management. The Company applies judgment in its assessment of when the asset is capable of operating in the manner intended by management.

Property, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.  When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items or major components.

Property, plant and equipment that are currently in use are depreciated as follows:

•	Organoclay plant – straight-line basis over the estimated useful life of 20 years;
•	Buildings – straight-line basis over the estimated useful life of 20 years;
•	Organoclay plant equipment included in “Equipment and machinery” – straight line basis over the estimated life of 5-20 years;
•	Lithium demo plant equipment included in “Equipment and machinery” – straight-line basis over the estimated useful life of 10 years;
•	Office equipment included in “Other” – declining balance method at 20% annual rate; and
•	Other equipment included in “Other” – straight-line basis over the estimated useful life of 7-15 years.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

The assets’ residual values, useful lives and depreciation methods are reviewed and adjusted, if appropriate, at each financial year-end.  The gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit and loss.

Impairment of Property, Plant and Equipment

Property, plant and equipment are assessed for impairment indicators at each reporting date or when an impairment indicator arises if not at a reporting date.  Impairment indicators are evaluated and, if considered necessary, an impairment assessment is carried out.  If an impairment loss is identified, it is recognized for the amount by which the asset’s carrying amount exceeds it recoverable amount.  The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).  These are typically individual mines, plants or development projects.

Where the factors which resulted in an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Investments in Joint Arrangements

A joint arrangement is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. The Company’s arrangement with respect to Cauchari-Olaroz project is classified as a joint venture and is accounted for using the equity method. The equity method involves recording the initial investment at cost. When a joint venture is formed from a previous investment in a subsidiary, the Company made a policy choice decision to recognize a gain or loss on change of control in relation to the portion of the investment no longer owned based upon the carrying value of the assets.  Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount is adjusted by the Company’s share of a joint venture’s net income or loss, depreciation, amortization or impairment. When the Company’s share of losses of a joint venture exceeds the Company’s carrying value of the investment, the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Stock-Based Compensation

The Company grants stock options to buy Common Shares of the Company to directors, officers, employees and service providers.  The fair value of stock options granted by the Company is treated as compensation costs in accordance with IFRS 2, Share-based Payment.  These costs are charged to the statement of comprehensive (loss)/income over the stock option vesting period.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.  Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest, by increasing contributed surplus.  The number of awards expected to vest is reviewed at least annually with any impact being recognized immediately. Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive (loss)/income, unless they are related to the issuance of shares.  Amounts related to the issuance of shares are recorded as a reduction of share capital.  When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

Share-based payments

In the prior reporting year the Company implemented a new equity incentive plan that allows the grant of restricted shares and deferred share units.  The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earning over the vesting period.

Revenue

Organoclay products revenue is recognized when it is probable that the economic benefits will flow to the Company, risks and rewards of ownership are transferred to the customer, delivery has occurred, the sales price is reasonably determinable, and collectability is reasonably assured.  These criteria are generally met at the time the product is shipped or delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained.  Revenue is measured based on the price specified in the sales contract, net of discounts, at the time of sale.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in International Accounting Standard (“IAS”) 39 that relates to the classification and measurement of financial instruments.

IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“OCI”) and fair value through profit and loss (“FVTPL”). There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in OCI, for liabilities designated as FVTPL.  The standard is effective for accounting periods beginning on or after January 1, 2018. The Company has determined that adoption of this standard will have no significant impact on the consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  IFRS 15 was issued in May 2014 by the IASB.  Under IFRS 15, revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service.  The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations.  The standard is effective for annual periods beginning on or after January 1, 2018. The Company has determined that adoption of this standard will have no significant impact on the consolidated financial statements.

IFRS 16, Leases (“IFRS 16”), was issued in January 2016 by the IASB.  According to the new standard, all leases will be on the statement of financial position of lessees, except those that meet the limited exception criteria.  The standard is effective for annual periods beginning on or after January 1, 2019.  The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company’s operations and results are subject to a number of different risks at any given time.  These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks.  Exploration for mineral resources involves a high degree of risk.  The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company seeks to counter this risk as much as possible by selecting exploration areas on the basis of their recognized geological potential to host economic deposits.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

A summary of the Company’s financial instruments risk exposure is provided in Note 17 of the Company’s December 31, 2017 audited consolidated financial statements.

The following are additional risk factors that the Company’s management believes are most important in the context of the Company’s business.  It should be noted that this list is not exhaustive and that other risk factors may apply.  Additional risks are disclosed in the Company’s Annual Information Form, which is available on SEDAR at www.sedar.com.

Risks related to resource development

The Cauchari-Olaroz Project and the Lithium Nevada Project may not be developed as planned.

The Company’s business strategy depends in large part on developing the Cauchari-Olaroz Project and the Lithium Nevada Project into one or more commercially viable mines. Whether a mineral deposit will be commercially viable depends on numerous factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) commodity prices, which are highly cyclical; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of Mineral Resources, environmental protection and capital and operating cost requirements. Exar has completed a feasibility study for a 25,000 TPA lithium carbonate production operation at the fully-permitted Cauchari-Olaroz Project. The Cauchari Joint Venture has also completed preparatory development work and is currently executing early construction activities, including pond construction, in accordance with the Cauchari-Olaroz Project schedule. LAC has also secured funding that it believes will be sufficient to cover its share of capital expenditure obligations for the first stage of development of the Cauchari-Olaroz Project, and believes that SQM has the financial resources necessary to cover its share. Nevertheless, Exar has not yet approved the final development plan, which requires approval of both Cauchari Joint Venture partners. Accordingly, there can be no assurance that the Company will ever develop either one of these projects. If the Company is unable to develop all or any of its projects into a commercial operating mine, its business and financial condition will be materially adversely affected.

Market prices for key end-use products will greatly affect the value of the Company and the ability of the Company to develop the Cauchari-Olaroz Project and the Lithium Nevada Project.

The ability of the Company to develop the Cauchari-Olaroz Project and the Lithium Nevada Project will be significantly affected by changes in the market price of lithium-based end products, such as lithium carbonate. The market price of these commodity-based products fluctuates widely and is affected by numerous factors beyond LAC’s control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, the level of interest rates, the rate of inflation and the stability of currency exchange rates. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. In addition, the price of lithium products is determined by their purity and performance. A fluctuation in these product prices may affect the value of the Company and the potential value of its properties.

There are risks associated with co-ownership arrangements.

The Company and SQM share ownership of the Cauchari-Olaroz Project.  This arrangement is subject to the risks normally associated with the conduct of co-ownership structures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company and the viability of its interest in Exar, the holding company that owns the Cauchari-Olaroz Project, which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition: (i) disagreements with SQM on how to conduct development and operations; (ii) inability of the parties to meet their obligations under the relevant agreements or to third parties; and (iii) disputes or litigation between the parties regarding budgets, development activities, reporting requirements and other matters.

There is risk to the growth of lithium markets.

The development of lithium operations at the Cauchari-Olaroz Project and the Lithium Nevada Project is almost entirely dependent on the adoption of lithium-ion batteries for electric vehicles and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

in the manner contemplated by the Company, then the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of the projects, their potential commercial viability and would otherwise have a negative effect on the business and financial condition of the Company.

There is a risk that LAC will not obtain required government permits and operations will be limited by government-imposed limitations.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect LAC. The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration or mining at the Cauchari-Olaroz Project and the Lithium Nevada Project. Obtaining the necessary governmental permits is a complex, time‐consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s control. While LAC holds permits to construct and operate the contemplated Stage 1 of the Cauchari-Olaroz Project at a production rate of 25,000 TPA, any amendments to this mine plan or an increase in production, including a Stage 2 expansion, would need to be approved by regulatory authorities in Argentina. At the Lithium Nevada Project, the permitting process for lithium mining operations is incomplete at this time. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed the Company’s prior estimates. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development of the Cauchari-Olaroz Project or the Lithium Nevada Project.

There are also habitat conservation laws that affect the Lithium Nevada Project. As a result of a review conducted in 2015, the U.S. Fish and Wildlife Service determined not to list sage-grouse under the Endangered Species Act. However, the BLM finalized a land use plan amendment that helps to conserve greater sage-grouse habitat. The BLM considers the sage-grouse to be a special status species, and has designated the Lithium Nevada Project area as a Priority Habitat Management Area. On October 11, 2017, BLM published a Notice of Cancellation of Withdrawal Application and Withdrawal Proposal and Notice of Termination of Environmental Impact Study for Sagebrush Focal Areas Withdrawal in Idaho, Montana, Nevada, Oregon, Utah and Wyoming.  The Notice confirmed that the segregation from mineral entry of the Lithium Nevada Project area expired. The public lands within the Lithium Nevada Project areas are open for mineral entry.  On October 11, 2017, BLM also published notice that it intended to consider amending the land use plan amendment adopted in 2015 and initiated a public comment period.

On June 7, 2017, the Secretary of the Interior issued Order 3353 which ordered BLM and the United States Fish and Wildlife Service and Geological Survey to review plans and programs developed by affected states, including Nevada, and the 2015 Sage Grouse Plans and related BLM Instruction Memoranda to identify modifications consistent with the multiple use policies stated in Order 3349 which implemented the Executive Order signed March 28, 2017, Promoting Energy Independence and Economic Growth, and to identify opportunities to conserve sage grouse and its habitat without inhibiting job creation and economic growth.  On December 27, 2017, BLM issued Instruction Memoranda providing guidance to BLM regarding the Sage Grouse Habitat Assessment Policy.

LAC anticipates that it will be required by BLM to implement varying stages of mitigation measures for sage-grouse habitat throughout any development of its Lithium Nevada Project. LAC understands that the BLM can impose conditions on access, project design and periods of use where needed to limit impacts to sage-grouse habitat. There is a risk that development may be subject to time delays or restrictions or mitigation measures in order to address sage-grouse habitat protection that could compromise the economic viability of future development of the Lithium Nevada Project.

There is technology risk to the development of the Cauchari-Olaroz Project and the Lithium Nevada Project.

To the Company’s knowledge, lithium carbonate has never been commercially produced from a smectite hectorite clay resource. While the Company has conducted extensive testing that has produced high quality lithium carbonate using known industry processes and equipment, the processes contemplated by LAC for production of lithium at the Lithium Nevada Project have not yet been demonstrated at commercial scale and there is a risk that the Company will not be able to do so. With respect to the Cauchari-Olaroz Project, similar to solid rock deposits, production from brine-recovery projects may be less than in situ volume/grade-based estimates. In the case of brine-recovery projects, the primary extractability limitations are related to low permeability zones, from which brine does not readily flow. A possible analogy in solid rock deposits may be high grade zones for which recovery is not economically feasible due to

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

surrounding lower grade materials, therefore actual production from brine-recovery projects may be less than in situ grades or quantities.

The Company may not be able to achieve and manage its expected growth.

The Cauchari-Olaroz Project is in a development stage, which will require a substantial increase in personnel and business operations. The transition of a mineral project to a development and operating stage, may place a strain on managerial, financial and human resources. The Company’s ability to succeed in these endeavours will depend on a number of factors, including the availability of working capital, existing and emerging competition and the ability to recruit and train additional qualified personnel.

There are political risks associated with the Company's foreign operations.

The Company’s properties are located in Argentina and the United States, exposing it to the laws governing the mining industry in those countries. Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Regardless of the economic viability of the Company’s interest in the Company’s properties, and despite being beyond the Company’s control, such political changes could have a substantive impact on the Company that may prevent or restrict mining of some or all of any deposits on the Company’s properties.

Risk Associated with an Emerging and Developing Market

The Company actively operates in Argentina, which is considered an emerging market. Emerging market investments generally pose a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. The Company’s operations in Argentina expose LAC to heightened risks relating to prevailing political and socioeconomic conditions which have historically included, but are not limited to: high rates of inflation; military repression; social and labour unrest; violent crime; civil disturbance; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; underdeveloped industrial and economic infrastructure; unenforceability of contractual rights; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction. As an example, in May 2012, the previous government of Argentina re-nationalized YPF, the country’s largest oil and gas company. There can be no assurance that the government of Argentina will not nationalize other businesses operating in the country, including the business of the Company.  The Company has not purchased any “political risk” insurance coverage and currently has no plans to do so.

Argentinean regulators have broad authority to shut down and/or levy fines against operations that do not comply with regulations or standards. In addition to factors such as those listed above, the Company’s mineral exploration and potential future mining activities in Argentina may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange controls, export controls, taxes, royalties, environmental legislation and mine safety. Regardless of the economic viability of the Company’s interest in the Company’s properties, and despite being beyond the Company’s control, such factors may prevent or restrict mining of some or all of any deposits which the Company may find on the Company’s properties.

Government authorities in emerging market countries often have a high degree of discretion and at times appear to act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that may not be in full accordance with the law or that may be influenced by political or commercial considerations. Unlawful, selective or arbitrary governmental actions could include denial or withdrawal of licences, sudden and unexpected tax audits, forced liquidation, criminal prosecutions and civil actions. Although unlawful, selective or arbitrary government action may be challenged in court, such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company’s business, results of operations, financial condition and future prospects.

Companies operating in emerging markets are subject from time to time to the illegal activities of others, corruption or claims of illegal activities. Often in these markets the bribery of officials remains common, relative to developed markets. Social instability caused by criminal activity and corruption could increase support for renewed central authority,

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

nationalism or violence and thus materially adversely affect the Company’s ability to conduct its business effectively. Such activities have not had a significant effect on the Company’s operations; however, there can be no assurance that they will not in the future, in which case they could restrict the Company’s operations, business, financial condition, results of operations and future prospects, and the value of the Company could be adversely affected by illegal activities by others, corruption or by claims, even if groundless, implicating the Company in illegal activities.

Investors in emerging markets should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, fiscal, economic and political risks. Accordingly, investors should exercise particular care in evaluating the risks involved in an investment in the Company and must decide for themselves whether, in the light of those risks, their investment is appropriate. Generally, investment in emerging and developing markets is suitable only for sophisticated investors who fully appreciate the significance of the risks involved.

The Company does not have any experience in putting a mining project into production.

The Company has never completed a mining development project. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure and the Company does not have any experience in taking a mining project to production. As a result of these factors, it is difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a more proven history. In addition, the Company is and will continue to be subject to all the risks associated with establishing new mining operations, including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour and mining equipment; the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the costs of fuel, power, materials and supplies.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at its mineral properties.

Mineral development projects are subject to operational risks.

The Company’s operations are subject to all of the risks normally incidental to the exploration for, and the development and operation of, mineral properties. The Company has implemented comprehensive safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its business. Nevertheless, mineral exploration and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities.

Changes in government regulations may affect the Company’s development of the Cauchari-Olaroz Project and the Lithium Nevada Project.

Changes to government laws and regulations may affect the development of the Cauchari-Olaroz Project and the Lithium Nevada Project. Such changes could include laws relating to taxation, royalties, the repatriation of profits, restrictions on production, export controls, environmental and ecological compliance, mine safety and numerous other aspects of the business.

Provincial governments of Argentina have considerable authority over exploration and mining in their province, and there are Argentinean provinces where the provincial government has taken an anti-mining stance by passing laws to curtail or ban mining in those provinces. The Fraser Institutes’, Annual Survey of Mining Companies: 2017, demonstrates a significant improvement of the Province of Jujuy among mining jurisdictions on several of its measurement indices. LAC believes the current provincial government of Jujuy Province, where the Cauchari-Olaroz Project is situated, is supportive of the exploration and mining industry generally, and the project in particular, and the Company and JEMSE, the Jujuy

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

government’s mining Company, have entered into a letter of intent whereby JEMSE will receive an 8.5% equity interest in Exar and is to pay for this interest from dividends from future profits from operations. Further evidence of this support occurred in June 2017, when senior executives from the Company, Exar and SQM attended a meeting in Buenos Aires with government officials from Argentina, including the President of Argentina, Mauricio Macri, and the Governor of the Province of Jujuy, Gerardo Morales. At this meeting, all parties reaffirmed their commitment to support the development of the Cauchari-Olaroz Project. Nevertheless, the political climate for mineral development can change quickly, and there is no assurance that such sentiment will be maintained.

Changes to environmental requirements could significantly increase the Company’s costs.

LAC must comply with stringent environmental regulation in carrying out work on the Cauchari-Olaroz Project and the Lithium Nevada Project. Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non‐compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulations and associated agency requirements could delay and/or increase the cost of exploration and development of the Cauchari-Olaroz Project and the Lithium Nevada Project.

The Company may not be insured against all risks involved in its business operations.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions and other environmental occurrences may occur. It is not always possible to fully insure against such risks and, even where such insurance is available, the Company may decide to not take out insurance against such risks. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company.

RheoMinerals’ business operations are subject to risks and hazards, such as fire and explosion. These risks and hazards may be caused by, among other things, the explosive suppression systems and technologies which will be used at the Fernley Facility to remove explosive gases. The Company maintains liability insurance in accordance with industry standards, however the nature of these types of risks is such that liabilities could exceed policy limits and the Company could incur significant costs that could have a material adverse effect on its business, results of operations and financial condition.

There is mineral tenure risk associated with the Lithium Nevada Project.

The Mining Act authorizes the Company to develop and mine the minerals on the claims that form the Lithium Nevada Project which are locatable under the Mining Act. The Mining Act does not explicitly authorize the owner of an unpatented mining claim to sell minerals that are leasable under the Leasing Act. Leasable minerals include potassium and sodium. The Interior Board of Land Appeals of the Department of the Interior has held that, under certain circumstances, the owner of an unpatented mining claim has the authority and right to process and sell minerals governed by the Leasing Act, particularly when they are by-products of the processing of minerals which are locatable under the Mining Act. This matter has not yet been definitively determined in respect of the Lithium Nevada Project.

The Company operates in a highly competitive mining industry.

The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyse a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over LAC. The Company faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than LAC possesses.

The Company also plans to purchase certain supplies and retain the services of various companies in Argentina to meet its future business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Argentina or to obtain all of the necessary services or expertise in Argentina or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Argentina, the Company may need to seek and obtain those services from people located outside of Argentina, which will require work permits and compliance with applicable laws, and could result in delays and higher costs to the Company to conduct its operations in Argentina.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

As a result of this competition, the Company may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms it considers acceptable.

There is market risk associated with the RheoMinerals Business.

The success of RheoMinerals will depend upon its current and proposed products meeting acceptable cost and performance criteria in the marketplace. There can be no assurances that the Company’s products will meet applicable price or performance objectives or that unanticipated technical, regulatory or other problems will not occur which would result in increased costs or material delays.  The use of RheoMinerals’ organoclay products also depends in large part on the state of deep well and directional drilling to access deposits of oil and gas. In the case of certain product applications, RheoMinerals’ products compete with a number of other materials, such as polymers and other competitors of organoclay. Improvements in the technology, production, pricing or acceptance of these competitive materials relative to RheoMinerals’ products, or other changes in the industries for these competitive materials, could have a material adverse effect on the Company’s business, results of operations and financial condition.

Mineral Resources and Mineral Reserves are only estimates.

The Mineral Resource and Mineral Reserves estimates included in this REPORT are estimates only. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified Mineral Reserves or Mineral Resources will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. The estimated Mineral Resources and Mineral Reserves described in this REPORT should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates.

In addition, Inferred Mineral Resources are quoted in the Lithium Nevada TR. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and economic and legal feasibility. Accordingly, there is no assurance that Inferred Mineral Resources will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

The Company may face opposition to mining projects.

The Cauchari-Olaroz Project and the Lithium Nevada Project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. In the event there is opposition to Cauchari-Olaroz Project and/or the Lithium Nevada Project, the Company’s development of such properties may be delayed or prevented, even if such development is found to be economically viable and legally permissible.

The Cauchari and Olaroz salt lakes are not subject to reservoir management rules.

There are no general unitization or reservoir management rules governing the salt lakes on which the Company’s Cauchari-Olaroz Project is situated or on any of the other salt lakes at which the Company holds mining or exploration permits. Unitization is the joint, coordinated operation of a reservoir by all the owners of rights in the separate tracts overlying the reservoir. Without unitized operation of the reservoir, the “rule of capture” results in competitive drilling, extraction and production with consequent economic and physical waste, as each separate owner attempts to secure his or her “fair share” of the underground resource by drilling more and pumping faster than its neighbour. As a result, the lack of unitization and reservoir management rules on the salt lakes on which the Company operates may materially adversely affect the Company’s operations and production. Exar and Sales de Jujuy S.A. (an Orocobre subsidiary) have entered into a Joint Operation Protocol for the Olaroz and Cauchari Salt Flats designed to coordinate their activities in the area, particularly in respect of the tenements adjacent to, and between those held by each company, in accordance to the current environmental permit that each company has been granted by the Province of Jujuy authority.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

The aboriginal communities located on the Cauchari-Olaroz Project may not honour the current surface access agreements with Exar.

Exar has entered into seven agreements for surface access with the aboriginal communities located on the exploitation area of the Cauchari-Olaroz Project. Should any of the aboriginal communities decide not to honour such agreements, Exar would be required to enforce its statutory access rights under the provisions of the Argentine Mining Code; however this would be a disruptive and potentially costly process. To date, there are settled agreements covering construction and development of the Cauchari-Olaroz Project with all but two aboriginal communities. Exar is currently under advance negotiation with these two communities to finalize agreements covering development and operations. A failure to settle these agreements could disrupt the development timetable for the Cauchari-Olaroz Project. In addition, lack of surface access agreements with local communities could affect the renewal of the EIS.

Business risks

The Company has not yet achieved profitable operations and expects to incur further losses in the development of its business.

The Company’s ability to continue as a going concern is dependent upon the ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company has reported net losses and comprehensive losses for the financial year ending December 31, 2017. The Company’s business does not currently operate on a self-sustaining basis and its ability to continue as a going concern is dependent on raising additional funds.

The Amended Credit Facility contains covenants which the Company could fail to meet.

The Amended Credit Facility contains financial, operating and reporting covenants, and compliance with those covenants may increase the Company's administrative, legal and financial costs, make some activities more difficult, time-consuming or costly and increase demand on the Company's system and resources.

While the Company has not yet drawn down on the Amended Credit Facility, it expects to do so soon. The failure of the Company to comply with restrictions and covenants under its indebtedness, which may be affected by events beyond the Company's control, could result in a default under such indebtedness, which could result in acceleration thereunder and the Company being required to repay amounts owing thereunder. If the Company's indebtedness is accelerated, the Company may not be able to repay its indebtedness or borrow sufficient funds to refinance it, and any such prepayment or refinancing could adversely affect the Company's financial condition. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to the Company.

If the Company is unable to repay amounts owing, the lenders under its indebtedness could proceed to realize upon the security, as applicable, granted to them to secure the indebtedness. The Amended Credit Facility is secured against collateral of the Company, a realization by the lenders thereunder of any or all of the security will have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and prospects and may result in a substantial reduction or elimination entirely of assets available for distribution to equity holders on a dissolution or wind-up of the Company.

The acceleration of the Company's indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross default or cross-acceleration provisions. Even if the Company is able to comply with all applicable covenants, restrictions on its ability to manage its business in its sole discretion could adversely affect its business by, among other things, limiting its ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that the Company believes may be beneficial to it.

Indebtedness owing under the Amended Credit Facility could have other significant consequences on the Company, including: (i) increasing the Company's vulnerability to general adverse economic and industry conditions; (ii) requiring the Company to dedicate a substantial portion of its expected cash flow from expected operations to making interest and principal payments on its indebtedness, reducing the availability of the Company's cash flow to fund capital expenditures, working capital and other general corporate purposes; (iii) limiting the Company's flexibility in planning for, or reacting

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

to, changes in its business; (iv) placing the Company at a competitive disadvantage compared with its competitors that have less debt or greater financial resources; and (v) limiting, including pursuant to any financial and other restrictive covenants in such indebtedness, the Company's ability to, among other things, borrow additional funds or raise capital on commercially reasonable terms, if at all, enter into a reorganization, amalgamation, arrangement, merger or other similar transaction, make an investment in or otherwise acquire the property of another person, and materially amend or provide waivers or consents with respect to material contracts.

The Company will require additional funding, potentially diluting the holdings of existing shareholders or increasing financial risk through debt issuance.

The Company has limited financial resources and is subject to significant capital requirements associated with its projects. There is no assurance that the Company will be able to obtain sufficient financing in the future on terms acceptable to it. The ability of the Company to arrange additional financing in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.

A likely source of future financing is the sale of additional Common Shares, which would mean that each existing shareholder would own a smaller percentage of the Common Shares then outstanding. Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and capital payments. Also, the Company may issue or grant warrants or options in the future pursuant to which additional Common Shares may be issued. Exercise of such warrants or options will result in dilution of equity ownership to the Company’s existing shareholders.

The Company may also sell a further interest in the Cauchari-Olaroz Project, or all or a portion of the Lithium Nevada Project or an additional royalty therein, or may also sell an interest in RheoMinerals, any of which would mean that each existing shareholder would own a smaller percentage of the Cauchari-Olaroz Project, Lithium Nevada Project or RheoMinerals, respectively.

There is intellectual property risk associated with the Company.

The Company relies on the ability to protect its intellectual property rights and depend on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the Company has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Company will be able to adequately protect itself against any intellectual property infringement claims. There is also no assurance that competitors of LAC will not be able to develop similar technology, processes or know how independently, that the Company’s trade secrets will not be revealed, that the claims allowed with respect to any current or future patents pending, or patents now held, will be broad enough to protect the Company’s intellectual property rights, or that foreign intellectual property laws will adequately protect such rights. Failure of any intellectual property rights to provide protection to the Company could result in its competitors offering similar products to RheoMinerals’ organophilic clay-based products or utilizing its lithium extraction process. Any adverse outcome that the Company may experience whilst attempting to obtain, maintain or enforce its intellectual property rights could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is dependent on the expertise of consultants.

The Company has relied on, and may continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

The Company has no history of paying dividends.

LAC has not paid dividends on its Common Shares since incorporation and presently has no ability to generate earnings as its mineral properties are in the exploration stage. If the Lithium Nevada Project or the Cauchari-Olaroz Project are successfully developed, the Company anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board, which will take into account many factors including the Company’s operating results, financial conditions and anticipated cash needs. For these reasons, LAC may never pay dividends.

The success of the Company is largely dependent on a few key individuals.

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Failure to retain key individuals or to attract, and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company has not purchased any “key-man” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

The Company’s business is affected by fluctuations in currency exchange rates.

Business is transacted by the Company primarily in Canadian, U.S. and Argentinean currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. The Argentinean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction. The Company’s Lithium Nevada Project and its RheoMinerals business are located in Nevada, and most of the property related expenditures, exploration and development costs are denominated in U.S. dollars. The Company’s Cauchari-Olaroz Project is located in Argentina, where certain costs are denominated in the Argentinean peso and certain costs are denominated in U.S. dollars. Appreciation of U.S. or Argentinean currency compared to Canadian currency could make property expenditures more expensive for the Company. While the Company does not engage in foreign exchange hedging, it holds a significant portion of its cash balance in U.S. currency in order to meet its US currency obligations.

Conflicts of interest may arise for certain directors and officers of the Company.

Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company.

The Company’s share price is subject to market volatility.

The market price of a publicly traded stock, especially a resource issuer such as LAC, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public markets for the stock. Therefore, investors could suffer significant losses if the Company’s Common Shares are depressed or illiquid when an investor seeks liquidity.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

The Company may face cyber-security risks and threats

Threats to information technology systems associated with cyber-security risks and cyber incidents or attacks continue to grow. It is possible that the business, financial and other systems of the Company or the companies in which it has invested could be compromised, which might not be noticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, and increased costs to prevent, respond to or mitigate cyber-security events

INVESTOR RELATIONS

Tom Hodgson, CEO, and John Kanellitsas, President and Vice-Chairman coordinate investor relations’ activities for the Company.

CHANGES IN DIRECTORS AND MANAGEMENT

In November 2017, Jean Fraser was appointed to Lithium Americas’ Board of Directors. Ms. Fraser has had a distinguished legal career as a partner and leader at Osler, Hoskin & Harcourt LLP, a pre-eminent Canadian law firm.

In August 2017, the Company appointed Alexi Zawadzki as the President of North American Operations.  Alexi has over 20 years of experience developing and constructing mining and energy projects across North and South America, in addition to the management of technical teams and business units.

John Macken did not stand for re-election at the Company’s AGM on August 14, 2017 and retired from the Board.

In July 2017, Chaiwat Kovavisarach was appointed to Lithium Americas’ Board of Directors.  Mr. Kovavisarach is currently Chief Executive Officer of Bangchak.

In June 2017, Gary Cohn, Wang Xiaoshen and Jonathan Evans were appointed to Lithium America’s Board of Directors. Prior to his recent consulting work on corporate development matters, Mr. Cohn had a lengthy career with Magna International Inc. which began in 1989. His roles with Magna included overseeing the mergers and acquisitions function, serving as in-house legal counsel and acting as corporate secretary.  He was a member of the Board of Directors of the former Lithium Americas Corp. from 2014 until its merger with the Company.  Mr. Wang was appointed as the nominee of Jiangxi Ganfeng Lithium Co. Ltd., which has a board nomination right pursuant to the strategic financing with the Company. Mr. Wang is currently Vice Chairman and Executive Vice President of Ganfeng Lithium.

Mr. Evans has more than 20 years of operations and general management experience across businesses of various sizes and industry applications. Previously, he served as Vice President and GM for the Lithium Division at FMC Corporation. Mr. Evans is currently the Chief Operating Officer of DiversiTech Corporation. Mr. Evans has also held executive management roles at Arysta LifeScience, AMRI Corporation and General Electric.

Coincident with the appointment of Mr. Wang and Mr. Evans to the Board, Lenard Boggio and Nicole Adshead-Bell voluntarily stepped down as directors of the Company.

In May 2017 the Company announced the appointment of Gabriel Rubacha as the Company’s President, South American Operations.  Mr. Rubacha was previously the Commercial Director of Techint Engineering and Construction S.A. (“Techint”).  Mr. Rubacha continues to serve as a director of the Company and as the Company’s representative on the Board of the Joint Venture company Minera Exar.

TECHNICAL INFORMATION AND QUALIFIED PERSON

All technical information contained in this MD&A has been reviewed and approved by Dr. Rene LeBlanc and/or Randal Burns, both full-time employees of Lithium Nevada Corp. They are considered, by virtue of education, experience and professional association, Qualified Persons (“QPs”) for the purposes of NI 43-101.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.  The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis.  The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings).  Based on that evaluation and as at December 31, 2017, the certifying officers have each concluded that such disclosure controls and procedures are effective to achieve the purpose for which they have been designed.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

As a U.S. listed public company with less than US$1.07 billion in gross revenue, we qualify as an “emerging growth company” (“EGC”) under the Jumpstart Our Business Startups Act, or the JOBS Act. As an EGC, we are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. We will retain the status of an EGC until the earliest of (a) the last day of the fiscal year in which we have annual gross revenues of US$1.07 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933; (c) the date on which we have, during the previous three-year period, issued more than US$1 billion in nonconvertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.  Management is responsible for the design of the Company’s internal controls over financial reporting.

The Company’s internal controls over financial reporting include policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company, and provide reasonable assurance regarding prevention or timely detection of authorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.  Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal controls over financial reporting using framework and criteria established in Internal Control-Integrated Framework, issued by the 2013 Committee of Sponsoring Organizations of the Treadway Commission.  Based on that evaluation, management has concluded that internal controls over financial reporting were effective as at December 31, 2017.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

There has been no change in the Company’s internal controls over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this report contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: capital expenditures and programs; estimates of the mineral resources and reserves at its properties; development of mineral resources and reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resources and reserves estimates; the timing and amount of future production; currency exchange and interest rates, expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz Project, which is held and operated through the Company’s joint venture with SQM; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return and sensitivity analyses, net cash flows and EBITDA of the Cauchari-Olaroz Project; the cost, timing and size of a potential expansion of the Cauchari-Olaroz Project; the completion of a preliminary feasibility study in respect of lithium production at the Lithium Nevada Project; and the development of new organoclay products and the timing, cost, quantity, capacity and product quality of sales and commercial production at the Fernley Facility.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

•	uncertainties relating to receiving mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
•	the impact of increasing competition in the lithium business;
•	unpredictable changes to the market prices for lithium and clay-based organoclay products;
•	exploration, development and construction costs for the Cauchari-Olaroz Project and the Lithium Nevada Project;
•	anticipated timing and results of exploration, development and construction activities;
•	the Company’s ability to obtain additional financing on satisfactory terms or at all;
•	the ability to achieve production at any of the Company’s mineral exploration and development properties;
•	completion of a preliminary feasibility study in respect of the Lithium Nevada Project;
•	preparation of a development plan for lithium production at the Lithium Nevada Project; and
•	the continued growth of the shale gas and ultra-deep oil drilling and the growth of demand for lithium chemicals.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, we can give no assurance that these assumptions and expectations will prove to be correct, and since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this report, including but not limited to, the factors referred to under the heading “Risk Factors” in this report. Such risks also include, but are not limited to the following: volatility in the market price for minerals; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; uncertainty of whether there will ever be production at the Company’s mineral exploration properties; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; fluctuations in currency exchange and interest rates; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities; competition for, amongst other things, capital, undeveloped lands and skilled personnel; lack of availability of additional financing on terms acceptable to the Company and/or joint venture partners; unpredictable weather conditions; unanticipated delays in preparing technical studies; the ability to manufacture organoclay products that meets customer requirements; an increase in the costs of manufacturing organoclay products, including the costs of any raw materials used in the process; and a reduction in the demand for shale or ultra-deep drilling or in the demand for lithium. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this report is expressly qualified by these cautionary statements. All forward-looking information in this report speaks as of the date of this report. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in our filings with securities regulators, including our most recent management’s discussion and analysis for our most recently completed financial year, which are available on SEDAR at www.sedar.com.